Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2013		2012		2011		2010		2009
Earnings:
Income (loss) before income taxes	$868,756		$833,581		$718,928		$364,113		$(3,665,071)

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	57,027		74,379		97,035		102,969		155,269

Earnings available for fixed charges, excluding interest on deposits	925,783		907,960		815,963		467,082		(3,509,802)
Add: Interest on deposits	116,241		162,167		260,051		439,049		674,101

Earnings available for fixed charges, including interest on deposits	1,042,024		1,070,127		1,076,014		906,131		(2,835,701)

Fixed Charges:
Interest expense, excluding interest on deposits	39,788		57,572		81,004		87,537		139,754
Interest factor in net rental expense	17,239		16,807		16,031		15,432		15,515
Preferred stock dividends	31,869		31,989		30,813		172,032		174,756

Total fixed charges, excluding interest on deposits	88,896		106,368		127,848		275,001		330,025
Add: Interest on deposits	116,241		162,167		260,051		439,049		674,101

Total fixed charges, including interest on deposits	$205,137		$268,535		$387,899		$714,050		$1,004,126

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	10.41	x	8.54	x	6.38	x	1.70	x	(10.63	)x
Including interest on deposits	5.08	x	3.99	x	2.77	x	1.27	x	(2.82	)x